UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

BIOVENTUS INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

09075A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075A108

1	NAME OF REPORTING PERSON Smith & Nephew plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 22,016,728
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 22,016,728
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,016,728 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.27% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents (i) 6,229,991 shares of Class A common stock held by Smith & Nephew USD Limited (“SNUSD”) and (ii) 15,786,737 shares of Class B common stock held by Smith & Nephew, Inc. (“SNI”). Smith & Nephew plc (“S&N plc”) is the parent entity of SNUSD, and SNUSD is the parent entity of SNI. SNI is also the owner of 15,786,737 common units of Bioventus LLC, a subsidiary of the Issuer, which common units are redeemable at SNI’s election for newly issued shares of Class A common stock on a one-for-one basis. Upon any such redemption and issuance, a corresponding number of shares of Class B common stock would be cancelled.

(2) This percentage is calculated based on 59,438,082 shares of Class A common stock and 15,786,737 shares of Class B common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2021, filed on November 10, 2021. Each share of Class A and Class B common stock is entitled to one vote per share on all matters presented to stockholders.

CUSIP No. 09075A108

1	NAME OF REPORTING PERSON Smith & Nephew USD Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 22,016,728
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 22,016,728
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,016,728 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.27% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents (i) 6,229,991 shares of Class A common stock held by Smith & Nephew USD Limited (“SNUSD”) and (ii) 15,786,737 shares of Class B common stock held by Smith & Nephew, Inc. (“SNI”). SNUSD is the parent entity of SNI. SNI is also the owner of 15,786,737 common units of Bioventus LLC, a subsidiary of the Issuer, which common units are redeemable at SNI’s election for newly issued shares of Class A common stock on a one-for-one basis. Upon any such redemption and issuance, a corresponding number of shares of Class B common stock would be cancelled.

(2) This percentage is calculated based on 59,438,082 shares of Class A common stock and 15,786,737 shares of Class B common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2021, filed on November 10, 2021. Each share of Class A and Class B common stock is entitled to one vote per share on all matters presented to stockholders.

 CUSIP No. 09075A108

1	NAME OF REPORTING PERSON Smith & Nephew, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 15,786,737
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 15,786,737
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,786,737 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.99% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 15,786,737 shares of Class B common stock held by Smith & Nephew, Inc. (“SNI”). SNI is also the owner of 15,786,737 common units of Bioventus LLC, a subsidiary of the Issuer, which common units are redeemable at SNI’s election for newly issued shares of Class A common stock on a one-for-one basis. Upon any such redemption and issuance, a corresponding number of shares of Class B common stock would be cancelled.

(2) This percentage is calculated based on 59,438,082 shares of Class A common stock and 15,786,737 shares of Class B common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2021, filed on November 10, 2021. Each share of Class A and Class B common stock is entitled to one vote per share on all matters presented to stockholders.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Bioventus Inc. (the “Company” or the “Issuer”)).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703.

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if none, Residence
Item 2(c).	Citizenship

Smith & Nephew plc

Building 5, Croxley Park
Hatters Lane
Watford
Hertfordshire
WD18 8YE
UK

Citizenship: United Kingdom

Smith & Nephew USD Limited

Building 5, Croxley Park
Hatters Lane
Watford
Hertfordshire
WD18 8YE
UK

Citizenship: United Kingdom

Smith & Nephew, Inc.

1450 E. Brooks Road
Memphis, Tennessee 38116

Citizenship: Delaware

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 09075A108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a).	Amount beneficially owned

As of December 31, 2021, Smith & Nephew plc (“S&N plc”) beneficially owned an aggregate of 22,016,728 shares of the Company, which consist of (i) 6,229,991 shares of Class A common stock held by Smith & Nephew USD Limited (“SNUSD”) and (ii) 15,786,737 shares of Class B common stock held by Smith & Nephew, Inc. (“SNI”). S&N plc is the parent entity of SNUSD, and SNUSD is the parent entity of SNI. SNI is also the owner of 15,786,737 common units of Bioventus LLC, a subsidiary of the Issuer, which common units are redeemable at SNI’s election for newly issued shares of Class A common stock on a one-for-one basis. Upon any such redemption and issuance, a corresponding number of shares of Class B common stock would be cancelled.

Item 4(b).	Percent of Class

S&N plc may be deemed to beneficially own 29.27% of the Class A common stock, as a result of the beneficial ownership by S&N plc of the (i) 6,229,991 shares of Class A common stock held by SNUSD and (ii) 15,786,737 shares of Class B common stock held by SNI. S&N plc is the parent entity of SNUSD, and SNUSD is the parent entity of SNI.

SNUSD may be deemed to beneficially own 29.27% of the Class A common stock, as a result of (i) SNUSD’s direct ownership of 6,229,991 shares of Class A common stock and (ii) the 15,786,737 shares of Class B common stock held by SNI. SNUSD is the parent entity of SNI.

SNI may be deemed to beneficially own 20.99% of the Class A common stock as a result of the 15,786,737 shares of Class B common stock directly held by SNI.

Such percentages are calculated based on 59,438,082 shares of Class A common stock and 15,786,737 shares of Class B common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2021, filed on November 10, 2021.

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

S&N plc: 22,016,728 shares

SNUSD: 22,016,728 shares

SNI: 15,786,737 shares

 (iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

 S&N plc: 22,016,728 shares

SNUSD: 22,016,728 shares

SNI: 15,786,737 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 7, 2022, by and among Smith & Nephew plc, Smith & Nephew USD Limited and Smith & Nephew, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

Smith & Nephew plc

By:	/s/ Susan M. Swabey
	Name:	Susan Margaret Swabey
	Title:	Company Secretary

Smith & Nephew USD Limited

By:	/s/ Susan M. Swabey
	Name:	Susan Margaret Swabey
	Title:	Director

Smith & Nephew, Inc.

By:	/s/ Elizabeth M. Mitchell
	Name:	Elizabeth M. Mitchell
	Title:	Secretary